

December 14, 2010

Ramin Najafi
Chief Executive Officer and President
NovaBay Pharmaceuticals, Inc.
5980 Horton Street, Suite 550
Emeryville, CA 94608

> **Re: NovaBay Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-33678**

Dear Mr. Najafi:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Our Target Indications and Product Candidates, page 4

1. We note that you have a collaboration and license agreement with Alcon and a collaboration agreement with Galderma. With respect to your agreement with Alcon, please provide draft disclosure for future filings describing the range of royalty rates that may be payable to you and the term of the agreement. With respect to your agreement with Galderma, please provide draft disclosure for future filings describing the range of royalty rates that may be payable to you, aggregate milestones payable under the agreement, and the term and termination provisions of the agreement.

Intellectual Property, page 7

2. We note that you have one issued foreign patent in China, Hong Kong, Israel, India, Mexico and South Korea. Please provide proposed disclosure for future filings describing the subject matter of this patent and the expiration date of the patent.

Item 7. Management's Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009, 2008 and 2007
Research and Development, page 33

3. You disclose your target indications and product candidates beginning on page four. Additionally, you disclose on page 33 that you expect to incur increasing research and development expenses in 2010 and in subsequent years, and you expect expenses during 2010 will be related to your common cold, dermatology, and catheter associated urinary tract infections programs. Please provide us proposed disclosure for future filings that includes the following information related to each of your major research and development projects:

   - The costs incurred during each period presented and to date on the project;
   - The nature, timing and estimated costs of the efforts necessary to complete the project; and
   - The anticipated completion dates.

Notes to Consolidated Financial Statements
Note 9. Stockholders' Equity
Stock Warrants
Investor Warrants, page 58

4. In your August 2009 public unit offering, you issued warrants to investors to purchase an aggregate of 1,225,000 shares of common stock at an exercise price of $2.75 per share. Please tell us why you did not classify your warrants issued in this public unit offering as liabilities, and provide us proposed disclosure for future filings to address your accounting treatment of these warrants. Specifically, tell us how you considered ASC 815-40-25-11 through 25-16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant